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August 19, 2008

Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: John Hancock Trust
    Registration Statement on Form N-14 (File No. 333-152537)

Dear Ms. White:

This letter responds to the comments of the staff of the Securities and Exchange Commission ("Commission"), which you communicated to me by telephone on August 6, 2008, with respect to the registration statement on Form N-14 under the Securities Act of 1933 (the "Act") (the "Registration Statement") of John Hancock Trust ("JHT") which was filed with the Commission via EDGAR on July 25, 2008. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing. Changes in response to the staff's comments as described below will be made in JHT's filing pursuant to Rule 497 under the Act.

Non-Accounting Comments:

COMMENT 1: In the Letter to Shareholders and "Overview of the Reorganization" (p. 6), please clarify that expenses are expected to increase in three of the four fund combinations.

Response: The introductory clause to the sentence in each such section which states "Although the Acquiring Funds have substantially the same (in the case of the combination involving the U.S. Core Trust) or higher overall expense ratios than their corresponding Acquired Funds" will be revised to state substantially as follows:

     Although the Acquiring Funds in three of the four combinations have higher overall expense ratios than their corresponding Acquired Funds (and the Acquiring and Acquired Funds in the combination involving the U.S. Core
     Trust have substantially the same overall expense ratios),....

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(DYKEMA LOGO)

Alison White, Esq.
August 19, 2008
Page 2


COMMENT 2: Under Proposal 1 (pp. 7-13), please disclose: (a) that fund-of-fund expenses are generally higher than expenses of funds that are not funds of funds; and (b), if true, that, because the underlying funds are JHT funds, the combination will provide a benefit to the Adviser.

Response:

(a) Disclosure will be added under Proposal 1, under "Fees and Expenses of the Funds," stating substantially as follows:

     Because a fund of funds, such as the Acquiring Fund, bears both its own expenses and, indirectly, its proportionate share of the expenses of the underlying funds in which it invests, investing in a fund of funds is generally more expensive than investing in a fund that is not a fund of funds.

(b) Disclosure will be added under Proposal 1, under "Investment Management Fees/Subadvisory Arrangements," stating substantially as follows:

          The combination will result in the transfer of the net assets of the Acquired Fund, which is managed by subadvisers that are not affiliates of the Adviser, to the Acquiring Fund which invests in Underlying Funds some of which are managed by subadvisers that are affiliated with the Adviser. Thus, the combination may be expected to benefit the Adviser by increasing, with respect to such net assets, the amount of advisory fees that are retained by the Adviser and its affiliates rather than paid by the Adviser to unaffiliated subadvisers.

COMMENT 3: With respect to "Other Investment Companies Advised by Davis" in Appendix B (pp. B-2 and B-3), please confirm that Davis has not waived or otherwise reduced fees for the companies shown.

Response: Davis has advised JHT that it has not waived or otherwise reduced (except pursuant to standard, fee-schedule breakpoints) its management fees for the companies shown.

Accounting Comments:

COMMENT 4: In footnote 2 to the performance table (p. 13), which describes the "Combined Index," please delete the reference to "April 1986 to December 1997."

Response: The requested change will be made.

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(DYKEMA LOGO)

Alison White, Esq.
August 19, 2008
Page 3


COMMENT 5: Please state in footnotes to the expense examples under Proposals 2, 3 and 4 (pp. 18, 25 and 31) that certain amounts shown reflect contractual expense waivers for particular, identified periods.

Response: The requested changes will be made.

COMMENT 6: Please confirm that the statement regarding "Temporary Defensive Investing" in the comparison of funds table (p. 29) applies to the U.S. Core Trust.

Response: The statement is correct. The disclosure will be revised, however, to clarify that, although the U.S. Core Trust intends to be fully invested and generally will not take temporary defensive positions in cash, it is nonetheless authorized to take such positions under abnormal market conditions.

COMMENT 7: In the Capitalization Table for Proposals 2 and 3 (p. 42), please show adjustments to shares outstanding to arrive at the pro forma amounts.

Response: The requested changes will be made.

COMMENT 8: In the Capitalization Table for Proposal 4 (p. 43), the caption for pro forma adjustments should refer to an "increase" rather than a "decrease" in shares outstanding.

Response: The requested change will be made.

COMMENT 9: The Appendix C financial highlights for the Lifestyle Balanced Trust (p. C-2) include but do not define a footnote 7.

Response: The text of footnote 7, stating that "Series NAV shares began operations on 4-29-05," will be inserted.

COMMENT 10: SAI -- Pro Forma Financial Information:

(A) Proposal 1 (p. 2) - Please revise the disclosure to clarify that substantially all of the securities of the Acquired Fund will be sold in connection with the merger.

Response: The requested change will be made.

(B) Proposal 1 (p. 2) and Proposal 3 (p. 4) - The statement regarding the aggregate tax basis of the Acquiring Fund shares received by Acquired Fund shareholders appears to be contradicted by Item 8 with respect to the second tax opinion described under "Federal Income Tax Consequences."

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(DYKEMA LOGO)

Alison White, Esq.
August 19, 2008
Page 4


Response: The statements referred to will be revised to conform to such Item 8.

(C) Proposal 4 (p. 5) - Describe how the expenses of the reorganization will be allocated among the different share classes of the Acquired Fund.

Response: The disclosure will be revised to state that the reorganization expenses will be allocated among the different share classes of the Acquired Fund on a relative net asset basis.

(D) Proposal 3 (p. 3) - Please clarify that the net asset amount of $5,725,000, taking the Lifestyle redemption into account, is based on the Acquired Fund's net assets as of May 31, 2008. Alternatively, base the adjusted net asset amount, taking the Lifestyle redemption into account, on the Acquired Fund's net assets as of December 31, 2007.

Response: The adjusted net asset amount of $5,725,000 is based on the Acquired Fund's net assets as of May 31, 2008, and the disclosure will be revised to so state. Such adjusted amount would have been $59,729,081 if based on the Acquired Fund's net assets as of December 31, 2007.

In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and certain other updating changes.

JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours,

DYKEMA GOSSETT PLLC


/s/ Bruce W. Dunne

Bruce W. Dunne

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